August 9, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Futuremedia Public Limited Company
Registration Statement on Form F-3
Filed June 8, 2006
File No. 333-134835

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Futuremedia Public Limited Company (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2006.

Pursuant to the Registration Statement, the Company proposed to register the resale of 115,606,618 of the Company’s ordinary shares, issuable upon conversion of secured convertible notes, the exercise of warrants and fully paid and nonassessable shares issued to certain of the investors, all pursuant to a $7,500,000 financing. However, the parties to the $7,500,000 financing agreed to close on an additional $1,500,000 financing as an extension to the $7,500,000 financing. The $1,500,000 financing will be integrated into the $7,500,000 financing for a total financing to the Company of $9,000,000. Therefore, the Company wishes to withdraw the Registration Statement and file a new registration statement taking into account the combined transaction.

The Registration Statement has not been declared effective, and no securities have been sold in connection with the Registration Statement. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

United States Securities and Exchange Commission
Division of Corporation Finance
August 9, 2006
Page -2-

Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP in London at (011 44) 20 7851 6005 or Dan Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 should you require additional information or have questions regarding this letter. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Daniel Lee of the Commission’s staff.

Very truly yours,
FUTUREMEDIA PLC

By /s/ Andrew Haire
Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)